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                                                                    EXHIBIT 99.1

March 26, 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: Letter to Securities and Exchange Commission Pursuant to Temporary Note 3T

Dear Sir or Madam:

    Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Harrah's Entertainment, Inc. has obtained a letter of representation from Arthur Andersen LLP ("Andersen"), its independent public accountants, stating that the December 31, 2001 audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen was not relevant to this audit.

Sincerely,
/s/ BRAD L. KERBY
Brad L. Kerby
Corporate Secretary